FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16
of the Securities Exchange Act of 1934

For the Month of March 2008

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto is Registrant’s press release dated March 25, 2008 announcing that Registrant’s Chief Financial Officer Tal Payne is to join Check Point Software Technologies by Mid 2008.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant) By: /s/ Rachel Prishkolnik —————————————— Rachel Prishkolnik Corporate Secretary

Dated March 26, 2008

Gilat Chief Financial Officer Tal Payne to join Check Point Software Technologies by Mid 2008

TEL AVIV, Israel, March 25, 2008 – Gilat Satellite Networks Ltd. (NASDAQ:GILT), a leading provider of products and services for satellite-based communications networks, today announced that its Chief Financial Officer, Tal Payne, will leave the company by Mid-2008 after nine years, to accept a position as Chief Financial Officer of Check Point Software Technologies Ltd. (NASDAQ: CHKP), the worldwide leader in securing the Internet. Ms. Payne is expected to remain at Gilat until Mid-2008 in order to facilitate a smooth and orderly transition.

Amiram Levinberg, CEO and Chairman of the Board of Gilat, said, “Since Tal became Gilat’s CFO the Company has experienced improvement in all key financial indicators including an increase in revenues from $209 million in 2005 to $283 million in 2007 while showing significant improvement in profitability and cash balances. We think highly of Tal’s professional capabilities and leadership, and regret to see her leave Gilat. I extend to her my deep appreciation for her contribution to Gilat, my best wishes on behalf of the entire organization and wish her great success in her new role.”

“I joined Gilat nine years ago and I feel proud and privileged to have been a part of the Gilat family during this time,” said Tal Payne. “I am leaving a company which is a prominent leader in the satellite communication market and led by an outstanding team. I feel that the opportunity to work with Check Point is a positive one for me which will enable me to extend the scope of my career.  I will, of course, continue to support and serve Gilat during the transition.  I want to thank everyone at Gilat for making the past nine years a wonderful experience.”

About Gilat Satellite Networks Ltd.

Gilat Satellite Networks Ltd. (NasdaqGM: GILT) is a leading provider of products and services for satellite-based communications networks. The Company operates under three business units: (i) Gilat Network Systems (“GNS”), which is a provider of network systems and associated professional services to service providers and operators worldwide; (ii) Spacenet Inc., which provides managed services in North America for businesses and governments through its Connexstar service brand and for consumers through its StarBand service brand; (iii) Spacenet Rural Communications, which offers rural telephony and Internet access solutions to remote areas primarily in Latin America.

Gilat was founded in 1987 and has shipped over 670,000 Very Small Aperture Terminals (VSATs) to more than 85 countries across six continents. Gilat’s headquarters is located in Petah Tikva, Israel. The Company has 16 sales and service offices worldwide. Gilat markets the SkyEdge ™ Product Family which includes the SkyEdge™ Pro, SkyEdge™ IP, SkyEdge™ Call, SkyEdge™ DVB-RCS and SkyEdge™ Gateway. In addition, the Company markets numerous other legacy products.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

Gilat IR
Ayelet Shaked
Director of IR, Gilat Satellite Networks Ltd.
Tel: +972 2 925 2598
ayelets@gilat.com

The Global Consulting Group
Andrea Costa / Erik Knettel
Phone: 1-646-284-9400
gilat@hfgcg.com